Mail Stop 4561

June 4, 2007

Lyne B. Andrich
Chief Financial Officer
Cobiz Inc.
821 17th Street
Denver, CO 80202

      Re: **Cobiz Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 15, 2007
              File No. 001-15955

Dear Ms.Andrich:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Paul Cline
                    Senior Accountant